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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                           Warner-Lambert Company
            (Exact name of registrant as specified in its charter)



        Delaware                               22-1598912
(State of incorporation or organization)      (I.R.S. Employer
                                               Identification No.)


         201 Tabor Road
         Morris Plains, New Jersey                   07950
 (Address of principal executive offices)        (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class            Name of each exchange on which
     to be so registered            each class is to be registered

Preferred Share Purchase Rights          New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:


                                    (None)



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Item 1.  Description of Registrant's Securities to be Registered

          On June 28, 1988 the Board of Directors of Warner-Lambert Company (the "Company") declared a dividend of one preferred share purchase right (an "Original Right") for each outstanding share of common stock, par value $1.00 per share of the Company (the "Common Stock"). The dividend was paid to the stockholders of record as of the close of business on July 8, 1988. On March 25, 1997 the Board of Directors amended the Original Rights in their entirety to represent a right (a "Right") to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, $1.00 par value ("Preferred Stock"), of the Company at a price of $400 (as the same may be adjusted, the "Purchase Price"). The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (as the same may be amended from time to time, the "Rights Agreement") dated as of March 25, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

          Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by such Common Stock certificate.

          The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Revised Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on March 25, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

          The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

          The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdi-visions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

          Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $100 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation pay-ment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, con-solidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

          Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

          In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

          In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the

Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

          At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

Item 2.   Exhibits.

     1. Amended and Restated Rights Agreement, dated as of March 25, 1997, between the Company and First Chicago Trust Company of New York.

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     WARNER-LAMBERT COMPANY


DATED: March 27, 1997                By:/s/Ernest J. Larini
                                     __________________________________
                                         Name:  Ernest J. Larini
                                         Title: Vice President and Chief
                                                Financial Officer

                                 EXHIBIT INDEX


Exhibit No.                         Description
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     1 Amended and Restated Rights Agreement, dated as of March 25, 1997, between the Company and First Chicago Trust Company of New York.